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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-51300~~ 8-51302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED APR 05 2005

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJM Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 West Madison Street, Suite 400
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Risinger (312-432-5102)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams
(Name – *if individual, state last, first, middle name*)

455 N. Cityfront Plaza Dr., Ste. 2600, Chicago, IL 60611-5555
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 08 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TJM INVESTMENTS, LLC
AND SUBSIDIARY

YEARS ENDED DECEMBER 31, 2004 AND 2003

TJM INVESTMENTS, LLC AND SUBSIDIARY

YEARS ENDED DECEMBER 31, 2004 AND 2003

CONTENTS

	Page
Independent auditors' report	1-2
Oath or Affirmation	3
Consolidated financial statements:	
Statement of financial condition	4
Statement of operations	5
Statement of changes in members' capital and liabilities subordinated to claims of general creditors	6
Statement of cash flows	7
Notes to financial statements	8-12
Supplementary information:	
TJM Investments, LLC:	
Statement of financial condition (unconsolidated)	13
Statement of operations (unconsolidated)	14
Computation of net capital under Rule 15c3-1 (unconsolidated)	15
Consolidated supplementary information:	
Computation for determination of reserve requirements for broker-dealers under Rule 15c3-3	16
Information relating to possession or control requirements Under Rule 15c3-3	16
Independent Auditors' Report on Internal Control	17-18



Ostrow
Reisin
Berk &
Abrams,
Ltd.

ified Public Accountants
Tower - Suite 2600
N. Cityfront Plaza Dr.
cago, IL 60611-5555

phone 312.670.7444
simile 312.670.8301
ail info@orba.com
b site www.orba.com
cago . Joliet

pendent Affiliate
KR International

Independent Auditors' Report

Board of Directors
TJM Investments, LLC and Subsidiary
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of TJM Investments, LLC and Subsidiary (the "Company"), (a 99% owned subsidiary of TJM Institutional Services, LLC) as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in members' capital and liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Prestige Financial Center, Inc., a wholly-owned subsidiary of K.T. Prestige, LLC (a 50% equity investee of the Company). Those statements were audited by other auditors whose report has been furnished to us and our opinion for 2003, insofar as it relates to data included for Prestige Financial Center, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our report and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of TJM Investments, LLC and Subsidiary as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information on pages 13 through 16 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the procedures applied in the audits of the basic consolidated financial statements and, in our opinion, based upon our audits and the report of the other auditors as explained above, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

As discussed in Note 8. to the financial statements, certain balance sheet items have been reclassified to correct classification errors. The change had no effect on operations, however it did affect the Computation of Net Capital Under Rule 15c3-1 presented on page 16.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
March 15, 2005, except as to Note 8 which is dated March 31, 2005

Oath or Affirmation

I, Colleen Risinger, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of TJM Investments, LLC and Subsidiary, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal, officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature Colleen L. Risinger

Title

Subscribed and sworn
to before me this
4th day of April 2005
Julie A Pritchard
Notary Public



"OFFICIAL SEAL"
JULIE A. PRITCHARD
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 09/06/05

This report contains (check all applicable boxes)

- ☐ (a) Facing page.
- ☐ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☐ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31,	2004 (As restated)	2003
ASSETS		
Current assets:		
Cash	$ **107,413**	$ 343,871
Accounts receivable	**8,365**	19,675
Securities owned, at market value	**1,121,519**	
Due from employees	**24,513**	43,427
Prepaid expenses	**19,354**	3,066
Receivable from broker-dealers and clearing organizations	**1,295,172**	562,597
Deposits with clearing organizations and others	**166,045**	939,747
Total current assets	**2,742,381**	1,912,383
Property and equipment:		
Furniture and equipment	**872,368**	834,172
Less accumulated depreciation	**(537,172)**	(313,824)
Property and equipment, net	**335,196**	520,348
Other assets:		
Investments in limited liability companies		150,000
Note receivable	**133,000**	
Security deposits	**2,005**	
Goodwill	**10,000**	10,000
Covenant not to compete	**15,000**	15,000
Total other assets	**160,005**	175,000
Total assets	$ **3,237,582**	$ 2,607,731
LIABILITIES AND MEMBERS' CAPITAL		
Current liabilities:		
Accounts payable and accrued expenses	$ **888,242**	$ 485,641
Due to clearing organizations	**304,551**	
Total current liabilities	**1,192,793**	485,641
Other liabilities:		
Due under purchase agreement	**395,713**	399,713
Loan payable, member, subordinated to claims of general creditors	**750,000**	750,000
Total other liabilities	**1,145,713**	1,149,713
Members' capital	**899,076**	972,377
Total liabilities and members' capital	$ **3,237,582**	$ 2,607,731

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

Years ended December 31,	2004	2003
Revenue:		
Commissions and incentive fees	$ 4,032,192	$ 2,466,705
Technical services income	16,588	92,275
Consulting fees	23,525	25,900
Realized gain (loss) on sale of securities	(38,890)	16,760
Unrealized gain on investments	27	8,486
Equity in loss in investment in limited liability company	(17,000)	(50,000)
Interest	2,817	11,414
Miscellaneous income	2,056	
Total revenue	4,021,315	2,571,540
Operating expenses:		
Employee compensation and related benefits	2,341,883	1,602,746
Communications	130,540	255,961
Rent and occupancy	60,674	93,796
Order execution expenses	673,841	369,108
Professional fees	84,897	147,457
Other operating expenses	802,781	645,476
Total operating expenses	4,094,616	3,114,544
Net loss	$ (73,301)	$ (543,004)

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	Members' capital	Liabilities subordinated to claims of general creditors
Balance, December 31, 2002	$ 1,290,381	$ 750,000
Member contributions	285,000	
Member distributions	(60,000)	
Net loss	(543,004)	
Balance, December 31, 2003	**972,377**	**750,000**
Net loss	**(73,301)**	
Balance, December 31, 2004	**$ 899,076**	**$ 750,000**

See notes to consolidated financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31,	2004 (As restated)	2003
Operating activities:		
Net loss	$ (73,301)	$ (543,004)
Adjustments to reconcile above to cash provided by operating activities:		
Loss on sale of investment in limited liability company	17,000	
Equity in loss in limited liability company		50,000
Unrealized gain on investments	(27)	
Depreciation	223,348	216,865
(Increase) decrease in operating assets:		
Accounts receivable	11,310	(6,675)
Employee receivable	18,914	66
Prepaid expenses	(16,288)	(3,066)
Receivable from broker-dealers and clearing organizations	(732,575)	(336,454)
Deposits with clearing organizations and others	773,702	305,129
Security deposits	(2,005)	
Increase in operating liabilities:		
Accounts payable and accrued expenses	402,601	403,130
Due to clearing organizations	304,551	
Cash provided by operating activities	927,230	85,991
Investing activities:		
Purchase of securities	(1,121,492)	
Purchase of furniture and equipment	(38,196)	(97,789)
Cash used in investing activities	(1,159,688)	(97,789)
Financing activities:		
Payments on seller financing	(4,000)	(969)
Members' contributions		285,000
Members' withdrawals		(60,000)
Cash provided by (used in) financing activities	(4,000)	224,031
Increase (decrease) in cash	(236,458)	212,233
Cash, beginning of year	343,871	131,638
Cash, end of year	$ 107,413	$ 343,871
Non-cash financing activity:		
Sale of interest in LLC through issuance of note receivable	$ 133,000	$ -

See notes to consolidated financial statements.

1. Nature of business and significant accounting policies

Operations:

The consolidated financial statements of TJM Investments, LLC (the "Company") include the accounts of the Company and its 75 percent owned subsidiary, TJM Trading Systems, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is an Illinois Limited Liability Company formed in January 1999 for the purposes of conducting business as a broker-dealer in securities. The Company is 99 percent owned by TJM Institutional Services, LLC. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.(NASD). The Company is scheduled to terminate operations on December 31, 2046.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

TJM Trading Systems, LLC was organized on November 19, 2002, as a limited liability company under the laws of the State of Illinois. TJM Trading Systems, LLC provides front end computer software services for use in the securities and futures industries. The Company is scheduled to terminate operations on November 14, 2052.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Commissions are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

1. Nature of business and significant accounting policies (continued)

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management had used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Management has concluded that realization losses on balances outstanding at year end will be immaterial.

Property and equipment and related depreciation:

Furniture and equipment are recorded at cost. Depreciation is provided by accelerated methods over the estimated useful lives of the assets.

Income taxes:

The Company is treated as a partnership for income tax purposes and, as such, is not taxed. Under Subchapter K of the Internal Revenue Code, each member is taxed on his distributive share of the Partnership's income whether or not that income is actually distributed.

Valuation of investments in securities:

Investments in securities are carried at fair value based on quoted market prices or, if such are not available, the Company's management estimates the fair value. Whenever valuation of the Company's investments is required to be made, the Company's management makes a good faith determination of the fair value of the investment. When determining the estimated fair value, consideration is given to the investee company and its business operating results, financial and economic conditions, recent sales prices of similar securities and other information pertaining to the investee company and its business. Due to the inherent uncertainty of the estimated fair value of the investments, the estimated fair values may differ materially from the values that would have been used had a ready market for the investments existed.

2. Investment in limited liability companies

In November 2004, the Company sold its 50% ownership interest in K.T. Prestige, LLC. K.T. Prestige, LLC owns 100% of the Prestige Financial Center, Inc., a broker-dealer registered with the Securities and Exchange Commission. The statement of financial condition of K.T. Prestige, LLC included net goodwill associated with the acquisition of the Prestige Financial Center, Inc. of $723,333 at December 31, 2003.

As consideration for the sale, the company accepted a note receivable from the buyer in the amount of $133,000 due October 20, 2006 with interest paid quarterly at the 5 Year Treasury Rate. Subsequent to the signing of the note, the buyer is in default of the note agreement. The Company believes that the entire balance will ultimately be collected.

The Company's management estimated the fair value of the investment at $150,000 at December 31, 2003. The estimate is based on operating results, financial and economic conditions and other information.

3. Due under purchase agreement

TJM Trading Systems, LLC purchased certain computer software and equipment during the year ended December 31, 2002 from an unrelated party which financed a portion of the purchase price. In addition, the Company owes the seller approximately $400,000 at December 31, 2004 and 2003 which is to be paid in quarterly installments equal to 25% of the Company's annual net profits as defined. No interest shall accrue on the unpaid balance.

4. Related party transactions

The Company shares office space with its parent. Rent expense paid to the parent was approximately $57,000 and $54,000 for the years ended December 31, 2004 and 2003, respectively.

Certain expenses of the Company are paid by an affiliate and reimbursed. The amount due to the affiliate was $376,500 and $190,600 at December 31, 2004 and 2003, respectively.

5. Off-balance-sheet credit and market risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as deemed necessary from time to time, the performance of the clearing broker with which it conducts business.

6. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $227,962 which was $222,962 in excess of its required net capital of $5,000. At December 31, 2004, the Company's net capital ratio was 4.67 to 1. At December 31, 2003, the Company had net capital of $876,343, which was $871,343 in excess of its required net capital of $5,000. At December 31, 2003, the Company's net capital ratio was .44 to 1.

7. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash.

8. Correction of an error

The Company's financial statements were previously issued with a report dated March 15, 2005. Subsequent to the issuance of those financial statements, certain classification errors were noted in the balance sheet. These errors had no effect on operations, however they did affect the Computation of Net Capital Under Rule 15c3-1. The correction results in an increase in total assets of $304,579 and a corresponding increase in total liabilities of the same amount. The corrections are summarized as follows:

December 31, 2004 Consolidated	As Restated	As Previously Presented	Change
Accounts receivable	$ 8,365	$ 8,000	$ 365
Securities owned, at market value	1,121,519	-	1,121,519
Due from employees	24,513	24,850	(337)
Deposits with clearing organizations and others	166,045	985,018	(818,973)
Security deposits	2,005	-	2,005
Increase in total assets			304,579
Accounts payable and accrued expenses	888,242	888,214	28
Due to clearing organizations	304,551	-	304,551
Increase in total liabilities			304,579

TJM INVESTMENTS, LLC (UNCONSOLIDATED)

STATEMENT OF FINANCIAL CONDITION

December 31,		2004 (As restated)		2003
ASSETS				
Current assets:				
Cash	$	**105,035**	$	326,523
Securities owned, at market value		**1,121,519**		
Due from employees		**24,513**		43,427
Due from affiliates		**68,685**		
Prepaid expenses		**19,354**		
Receivable from broker-dealers and clearing organizations		**1,295,172**		562,597
Deposits with clearing organizations and others		**166,045**		935,747
Total current assets		**2,800,323**		1,868,294
Property and equipment:				
Furniture and equipment		**249,468**		211,272
Less accumulated depreciation		**(165,798)**		(121,262)
Property and equipment, net		**83,670**		90,010
Other assets:				
Investments in limited liability companies				150,000
Note receivable		**133,000**		
Securitiy deposits		**2,005**		
Total other assets		**135,005**		150,000
Total assets	$	**3,018,998**	$	2,108,304
LIABILITIES AND MEMBERS' CAPITAL				
Current liabilities:				
Accounts payable and accrued expenses	$	**518,709**	$	317,631
Due to clearing organizations		**304,551**		
Total current liabilities		**823,260**		317,631
Other liabilities:				
Equity deficit in subsidiary		**546,662**		68,296
Loan payable, member, subordinated to claims of general creditors		**750,000**		750,000
Total other liabilities		**1,296,662**		818,296
Members' capital		**899,076**		972,377
Total liabilities and members' capital	$	**3,018,998**	$	2,108,304

TJM INVESTMENTS, LLC (UNCONSOLIDATED)

STATEMENT OF OPERATIONS

Years ended December 31,	2004	2003
Revenue:		
Commissions and incentive fees	$ 4,032,192	$ 2,466,705
Realized gain (loss) on sale of securities	(38,890)	16,760
Unrealized gain on investments	27	8,486
Equity in loss in investment in limited liability company	(17,000)	(50,000)
Equity in loss in subsidiary	(478,366)	(574,220)
Interest	2,817	11,414
Miscellaneous	1,745	
Total revenue	3,502,525	1,879,145
Operating expenses:		
Employee compensation and related benefits	2,140,398	1,460,148
Communications	92,693	33,623
Rent and occupancy	60,674	57,796
Order execution expenses	626,468	356,893
Professional fees	82,461	132,940
Other operating expenses	573,132	380,749
Total operating expenses	3,575,826	2,422,149
Net loss	$ (73,301)	$ (543,004)

TJM INVESTMENTS, LLC (UNCONSOLIDATED)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2004		(As restated)
Total members' capital		$ 899,076
Loan payable, member, subordinated to claims of general creditors		750,000
Total capital and allowable subordinated liabilities		1,649,076
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker-dealers and clearing organizations	$ 771,643	
Due from employees	24,513	
Prepaid assets	19,354	
Furniture and equipment, net	83,670	
Note receivable	133,000	
Security deposits	2,005	1,034,185
Net capital before haircuts on securities positions		614,891
Haircuts on securities:		
Trading and investment securities	143,988	
Undue concentration	242,941	386,929
Adjusted net capital		227,962
Minimum net capital requirement		5,000
Excess net capital		$ 222,962
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 518,709
Deficit in subsidiary		546,662
Aggregate indebtedness		$ 1,065,371
Ratio of aggregate indebtedness to net capital		4.67 to 1
Reconciliation with Company's computation of minimum capital requirements:		
Net Capital, as reported in the Company's X-17A-5		$ 823,175
Increase in other charges against capital		(595,213)
Net capital per above		$ 227,962

TJM INVESTMENTS, LLC AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

DECEMBER 31, 2004

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.



Ostrow Reisin Berk & Abrams, Ltd.

ertified Public Accountants
ƗBC Tower - Suite 2600
:55 N. Cityfront Plaza Dr.
hicago, IL 60611-5555

elephone 312.670.7444
acsimile 312.670.8301
mail info@orba.com
Veb site www.orba.com
Chicago . Joliet

ndependent Affiliate
of BKR International

Independent Auditors' Report on Internal Control

To the Members
TJM Investments, LLC and Subsidiary
Chicago, Illinois

In planning and performing our audit of the consolidated financial statements of TJM Investments, LLC and Subsidiary (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control system would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objective.

This report is intended solely for the use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
March 15, 2005